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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-52282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2307 Douglas Road - Suite 301
(No. and Street)

Miami (City) FL (State) 33145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Company
(Name - *if individual, state last, first, middle name*)

9300 South Dadeland Blvd. - Suite 600 (Address) Miami (City) FL (State) 33156 (Zip Code)

SEC Mail Processing
FEB 26 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Susan Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Susan Escobio
Signature

Chief Compliance Officer
Title

Christie Campos
Notary Public

CHRISTIE CAMPOS
Notary Public - State of Florida
Commission # GG 911863
My Comm. Expires Sep 10, 2023
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report under Rule 17a-5(d)(4)

Southern Trust Securities, Inc.
Annual Financial Statements Index
Year Ended December 31, 2019

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Southern Trust Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Southern Trust Securities, Inc.'s management. Our responsibility is to express an opinion on Southern Trust Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southern Trust Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Southern Trust Securities, Inc.'s auditor since 2014.

Miami, Florida

February 19, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

Southern Trust Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets:		
Cash and cash equivalents	$	12,322
Due from clearing broker		7,033
Deposits with clearing brokers		125,000
Prepaid expenses		5,863
Other assets		6,747
Total Assets	$	156,965
Liabilities and Stockholders' Equity:		
Liabilities:		
Commissions payable	$	11,520
Accounts payable and accrued expenses		25,776
Loan payable		25,000
Total Liabilities		62,296
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, no par value, 10 million shares authorized; none outstanding		-
Common stock, no par value, 190 million shares authorized; 3,347,500 shares issued and outstanding		345,000
Additional paid-in capital		5,728,365
Accumulated deficit		(5,978,696)
Total Stockholders' equity		94,669
Total Liabilities and Stockholders' Equity	$	156,965

The accompanying notes are an integral part of this financial statement.

Southern Trust Securities, Inc.
Notes to the Statement of Financial Condition
As of December 31, 2019

1. Nature of Operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through the clearing firms (the "Clearing Brokers"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term interest-bearing investments with initial maturities of three months or less held at a bank to be Cash Equivalents. Such instruments held in a brokerage account are considered a receivable and are included in Due from Clearing Broker on the Statement of Financial Condition.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

Southern Trust Securities, Inc.
Notes to the Statement of Financial Condition (continued)
As of December 31, 2019

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized. As of December 31, 2019, management has provided a valuation allowance for the entire amount of the deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for the current year and three preceding years as of December 31, 2019.

3. Clearing Arrangements

The Company has two clearing agreements with the Clearing Brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. One arrangement has been in place for several years and is used for existing business. The second arrangement was entered into during the current year to effect certain new electronic oriented transactional business the Company is planning to commence during fiscal 2020.

All customer records and accounts are maintained by the clearing brokers. The Company maintains deposits with the Clearing Brokers in the amount of $125,000 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationships with either of the Clearing Brokers. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers transactions, which are not reflected in these financial statements to its Clearing Brokers, who maintain the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet risk in the event customers do not fulfill their obligations with the Clearing Brokers, as we have agreed to indemnify the Clearing Brokers for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely.

4. Related Party Transactions

Lease Agreement
The Company occupies office space pursuant to a lease which expires in fiscal 2020.

Loan Payable
As of December 31, 2020, the Company owes $25,000 to a stockholder for a loan.to the Company. Such loan is due in November 2020, is unsecured and bears interest at 7% per annum.

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2019, the Company's net capital balance as defined by the Rule 15c3-1 was $81,935, which exceeded the net capital requirement by $76,935. At December 31, 2019, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.87 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

In assessing the realizability of any deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is appropriate in the circumstances.

At December 31, 2019, the Company had approximately $2,552,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company has taken a valuation allowance on the entire amount of the tax effect of the NOLs due to the uncertainty of realizing the future tax benefits. As of December 31, 2019, the deferred tax asset was $529,000. The NOLs will expire over an indefinite period.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

Southern Trust Securities, Inc.
Notes to the Statement of Financial Condition (continued)
As of December 31, 2019

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances were below the insured limits.

8. Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to one of the two clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2019, the Company was not involved in any such claims or lawsuits.

10. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance was effective for the Company beginning January 1, 2019. Leases with an initial term on 12 months or less are not recorded on the Statement of Financial Condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and a corresponding lease liability.

Southern Trust Securities, Inc.
Notes to the Statement of Financial Condition (continued)
As of December 31, 2019

11. Subsequent Events

The Company has evaluated subsequent events through February 19, 2020, the date the Statement of Financial Condition was available to be issued. There have been no subsequent events that have occurred subsequent to December 31, 2019 requiring amounts to be recognized or disclosed in the accompanying Statement of Financial Condition as of December 31, 2019.